Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.  ANNOUNCES
THE RESULTS OF ITS EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS HELD ON APRIL 30, 2014
AND OF CHANGES IN ITS BOARD OF DIRECTORS

Azour, Israel, April 30, 2014 – Ituran Location and Control Ltd. (NASDAQ: ITRN)(the "Company") announces today that at its extraordinary general meeting of shareholders, held earlier today (the "Meeting"), the Company's shareholders elected Mr. Gidon Kotler as an external director of the Company for a three-year term.

This resolution was approved, as required under Israeli law, by the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon, and by a majority of the shares held by all non-controlling shareholders or those having a personal interest in the appointment (except a personal interest which is not resulting from connections with controlling shareholders)("Non-interested Shares"), present and voting at the Meeting, as follows:

-	Total ordinary shares that voted FOR the resolution: 11,723,332 (99% of the voting power represented at the Meeting);
-	Total Non-interested Shares that voted FOR the resolution: 7,704,383 (99.5% of the Non-interested Shares);
-	Total ordinary shares that voted AGAINST the resolution: 52,668 (1% of the voting power represented at the Meeting).

As noted in the proxy statement relating to the Meeting, according to Israeli law, if at the time of the election of the external director, all directors who are not controlling persons or their relatives are of the same gender, then the elected external director must be of the other gender. Therefore, since the Company desired to appoint Mr. Kotler as an external director, it was required to appoint to its board of directors, prior to the Meeting, a female who is not a controlling person or its relative (as such term is defined in the Israeli Companies Law, 1999).
In order to allow for such appointment, Mr. Yigal Shani, who has served as a member of our board of directors since 1995, and was most recently elected to the board of directors on December 26, 2013 as a Class A director, kindly resigned from his position as a director prior to the Meeting on April 30, 2014.

Consequently, prior to the Meeting and pursuant to a resolution of the Company's board of directors in accordance with Section 40.4.4 of the Company's Articles of Association, Ms. Tal Sheratzki Yaffo was appointed as a member of our board, to serve as a Class A director until December 25, 2016. Ms. Sheratzki Yaffo is a senior associate at the law firm of Amit, Pollak, Matalon and Co.,(APM), specializing in the fields of corporate governance, mergers and acquisitions, venture capital and private equity investments, fund formation and high-tech. Prior to joining APM, she practiced law at the international law firm Akin Gump Strauss Hauer & Feld. Ms. Sheratzki Yaffo holds a LL.B and a B.A degrees in Economics from Haifa University and a LL.M degree from Columbia University (New York) and is a member of the Israeli Bar Association and the New York State Bar.  Ms. Sheratzki Yaffo is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky.

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Both Mr. Kotler and Ms. Sheratzki Yaffo were classified by the Company's board of directors as independent directors, as defined under the Nasdaq Listing Rules.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 741,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246
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